Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our reports dated February 13, 2025 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited in the following Registration Statements, included in this Current Report on Form 6-K:

●	Form F-3 nos. 333-271854 and 333-280180
●	Form F-10 no. 333-280114
●	Form S-8 nos. 333-130339 and 333-152004
Toronto, Canada
February 13, 2025
/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Chartered Professional Accountants Licensed Public Accountants